The Boeing Company (BA)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Boeing shareholder since 2010

Please Support Item #8 for Report on Lobbying Alignment with the Goals of the Paris Climate Agreement

To Boeing Shareholders:

I ask shareholders to vote FOR Item 8 at the Boeing Company’s shareholder meeting on April 18, 2023.

The Proposal
The proposal asks Boeing to prepare an annual report on the alignment of its lobbying through third parties – trade associations, social welfare organizations, and other nonprofits that conduct public policy advocacy on their behalf – and the goals of the Paris Climate Agreement.

RESOLVED: Shareholders request that the Board annually conduct an evaluation and issue a report (at reasonable cost, omitting confidential or proprietary information) describing if, and how, Boeing’s lobbying and policy influence activities (both direct and indirect through trade associations, coalitions, alliances, and other organizations) align with the Paris Agreement’s ambition to limit global warming to “well below” 2 degrees Celsius above pre-industrial levels, and to pursue efforts to limit temperature increase to 1.5 degrees Celsius, and how Boeing plans to mitigate the risks presented by any misalignment. In evaluating the degree of alignment, Boeing should consider not only its policy positions and those of organizations of which Boeing is a member, but also the actual lobbying and policy influence activities.

    •    Summary
Boeing has set ambitious greenhouse gas reduction goals and expressed support for the Paris Agreement. To achieve these goals supportive public policy will be necessary. Thus, the Company’s public policy engagement and lobbying, both direct and indirect through third party organizations, must be coordinated with its strategy. It is important that the Company analyze the consistency between its policy engagement and its climate goals. And when misalignment is identified, a mitigation strategy should be implemented.

In their opposition statement, Boeing has emphasized that they actively review trade associations’ alignment with stated positions. The Company has further stated that its Government Operations office closely monitors each of its trade association affiliations, which includes a review of any advocacy undertaken by such third-party groups, to ensure continued overall alignment with Boeing’s interests and business strategy. However, the Company does not make the results of this analysis available to shareholders even as investors globally have indicated that this is material information that should be shared.

The proposal asks for a report that discloses:

    •    Any incongruencies identified between a company’s direct and indirect political expenditures and its publicly stated values and priorities;

    •    The robustness of Boeing’s lobbying alignment disclosure compared to its peers;

    •    How the company’s political activities support its long-term strategy; and

    •    The general consistency between the Company’s stated positions on policy matters material to their strategy.

    •    Boeing’s climate change commitments
Boeing has made significant commitments to address climate change risk. Its 2022 Sustainability Report follows the Task Force on Climate Related Disclosure framework. Furthermore, the Company has set emissions reduction targets for scopes 1 and 2 that are consistent with a path to net zero emissions by 2050.

Specifically, they have set several 2030 goals for cutting GHG emissions:
    •    Reduce Scope 1 and 2 GHG emissions by 55% from 2017 levels;
    •    Maintain net-zero emissions for Scope 1 and 2; and
    •    Achieve 100% renewable electricity.

In October 2021, at the International Air Transport Association (IATA) General Meeting, IATA members passed a Commitment to Net Zero resolution. Boeing joined with others in the aviation industry to support an ambition to achieve net-zero carbon emissions for global civil aviation operations by 2050. The Company has been clear that they are not ready to make a scope 3 commitment for the company itself at this time.

In response to a shareholder resolution passed at its 2022 AGM, the Company issued a report providing details on how it performed against the Climate Action 100+ Net Zero Company Benchmark for Indicator 1, which asks if a company has set a Net Zero GHG Emissions by 2050 ambition. The report states that Boeing’s ambitions and actions for Scopes 1 and 2 meet the CA100+ benchmark, and that they partially meet the objective for addressing Scope 3 emissions.

    •    Supportive public policy needed to meet goals
In IATA’s announcement of the industry’s commitment to net zero, the importance of supportive public policy is emphasized. The statement says, “To succeed, it will require the coordinated efforts of the entire industry (airlines, airports, air navigation service providers, manufacturers) and significant government support.” The IATA recognizes that companies cannot achieve their net zero goals on their own. For Boeing, then, it is essential that it align its public policy engagement with the net zero goal and that it properly discloses to shareholders the results of such a public policy alignment review. That includes both its direct lobbying and lobbying by organizations of which it is a member.

Shareholders believe that a rigorous assessment of the alignment among its varied policy engagement activities should be assessed and regularly monitored.

4. Investor support for lobbying transparency and alignment
Investors have clearly shown that they believe that political engagement is a material risk that demands the attention of the board and top management. Because of the reputational risk and potential damage to shareholder value, there is growing investor support worldwide for lobbying transparency from their portfolio companies.
    •    In April 2022, investor networks that collectively have more than 3,800 members and signatories representing more than $130 trillion AUM released the Global Standard on Responsible Corporate Climate Lobbying. The Standard is a framework for assessing both direct and indirect corporate lobbying in a relevant, systematic, and credible manner.
    •    The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political spending disclosure as best practice.

    •    Last year, support for shareholder proposals on corporate political activity averaged 33%, which was lower when compared to the record average support of 43% in 2021, including 5 majority votes. Notwithstanding the decrease in average support, which can be attributed to the restrictive nature of certain resolutions, the uptick of corporate political activity resolutions filed at companies with dual-class voting structures, and an increase in resolutions submitted by politically conservative groups, investors have demonstrated that they are concerned about the risks inherent in corporate lobbying on public policy issues.
    •    In 2022, some 46 shareholder proposals requesting enhanced lobbying transparency have been filed and 18 withdrawn by March 14 after proponents came to agreement with companies.

5. Boeing’s peers in the US and Europe are issuing policy alignment reports
Corporate best practice on lobbying disclosure is evolving, both on spending transparency and consistency of public policy positions. Many of Boeing’s peers, including major companies in the Climate Action 100+, have issued lobbying alignment reports. A recent report from the Interfaith Center on Corporate Responsibility surveyed lobbying alignment reports from over 70 global companies and identified key elements of best practice.
    •    Many leading companies are producing reports which assess the alignment between company positions on climate change and the positions and lobbying of their key trade associations. Examples of companies producing reports include BP, CSX, Ford Motor Company, GM, and Shell.
    •    Boeing’s trade association disclosure lags many of its peer group members which disclose their trade associations payments and the amounts used for lobbying, including 3M, Becton Dickinson, Boston Scientific, Bristol-Myers Squibb, Johnson & Johnson, Medtronic, Merck, and United Technologies.

6. The Board’s opposition statement
In the proxy statement, Boeing seems to recognize the importance of strategic coordination among policy engagement efforts and medium and long-term greenhouse gas reduction goals. The opposition statement makes clear that ultimate responsibility for policy engagement rests with the board, and that there are clear lines of authority through management. This is best practice. Regarding alignment of these efforts, they say the board reviews “all payments to trade associations and tax-exempt groups. This includes reviewing whether the public and non-public positions taken by third-parties on issues such as climate change align with the Company’s public positions.” They go on to say what they do when they identify misalignment.

What they do not do is disclose this information to shareholders. The alignment analysis is a black box. Misalignment between lobbying and strategy on climate is a serious risk, and shareholders need more information to understand this risk.

7. Examples of possible misalignment.
Boeing has included engagement on Clean Air/ CO2 Emissions Standards and Related Issues in its 2022 federal lobbying disclosure but has not revealed its position. Additionally, in August 2022, the company commented on a US consultation for FAA NPRM regarding Airplane Fuel Efficiency Certifications, where it broadly stated support for emissions reduction measures for aircrafts but with significant exceptions such as opposing a more ambitious CO2 target and opposing the rule’s application to certain aircraft.

Furthermore, Boeing is a member of the US Chamber of Commerce, Business Roundtable and National Association of Manufacturers. The aforementioned trade associations have all opposed specific climate policies and regulation in the past three years, which goes against the company’s internal emissions reduction strategy.
*  *  *
For all of the above reasons, we believe that Boeing’s current lobbying disclosures are inadequate to protect shareholder interests. The fact that the Company already assesses congruence between lobbying by third party organizations and the company’s positions would suggest that issuing the report requested in this proposal would not be a burden to the Company.

We urge you to vote FOR Item 8, the shareholder proposal requesting an evaluation of how its lobbying activities align with the Paris Agreement’s ultimate goal to limit average global warming to 1.5° C.

Sincerely,

John Chevedden

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.